FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending October 28, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






London, UK - 28th October 2005
GlaxoSmithKline plc

                    GlaxoSmithKline plc's Earnings Guidance

As announced on 27th October 2005 GSK's earnings guidance for 2005 is 'mid-teens' EPS percentage growth in constant exchange rate (CER) terms.

The web cast material accompanying the third quarter results inadvertently included, for a short period of time, an internal estimate for 2005 EPS of 79.9p and growth of approximately 17 percent in CER terms. This estimate is consistent with the Company's earnings guidance but is a point estimate in time and subject to a number of assumptions which are regularly reviewed and can change depending on business performance and other circumstances.

The Company's earnings guidance remains 'mid-teens' EPS percentage growth in CER terms.

S M Bicknell
Company Secretary

28th October 2005

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information visit www.gsk.com.




Enquiries: UK Media                      Philip Thomson        (020) 8047 5502
                                         David Mawdsley        (020) 8047 5502
                                         Chris Hunter-Ward     (020) 8047 5502
                                         Alice Hunt            (020) 8047 5502

           US Media                      Nancy Pekarek         (215) 751 7709
                                         Mary Anne Rhyne       (919) 483 2839
                                         Patricia Seif         (215) 751 7709

           European Analyst / Investor   Duncan Learmouth      (020) 8047 5540
                                         Anita Kidgell         (020) 8047 5542
                                         Jen Hill              (020) 8047 5543

           US Analyst / Investor         Frank Murdolo         (215) 751 7002
                                         Tom Curry             (215) 751 5419


Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the Company's Annual Report 2004.




SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 28, 2005                                    By:     SIMON BICKNELL
                                                              ------------------
                                                                  Simon Bicknell

                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc